111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 5, 2016

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Amplify ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this cover letter concerning Pre-Effective Amendment No. 3 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2015 for the purpose of registering shares of the Amplify Online Retail ETF (f/k/a the Amplify Consumer Discretionary ETF) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On December 9, 2015, you provided via email a comment letter regarding the Registration Statement. On December 23, 2015, we filed an amendment to the Registration Statement, which addressed your comments and included certain other changes. On January 8, 2016, you provided via telephone further comments regarding the Registration Statement. In response to your comments, on January 14, 2015, we filed a second pre-effective amendment to the Registration Statement. The Amendment updates certain dates and other administrative information.

Tandy Acknowledgment

In connection with the Registration Statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may further cooperate with you or other staff of the Commission in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures